THOMAS E. BISSET
DIRECT LINE: 202.383.0118
E-mail: thomas.bisset@sutherland.com

April 6, 2016

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	MEMBERS Horizon Variable Separate Account Registration Statement on Form N-4 File Nos. 333-207276; 811-23092

Dear Commissioners:

On behalf of MEMBERS Life Insurance Company (the “Company”) and MEMBERS Horizon Variable Separate Account (the “Variable Separate Account”), the Company is transmitting for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), a copy of Pre-Effective Amendment No. 2 (the “Amendment”) to the above referenced Form N-4 Registration Statement (the “Registration Statement”) for certain flexible premium deferred variable and index linked annuity contracts (the “Contracts”).

The Amendment incorporates changes made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Pre-Effective Amendment No. 1 to the Registration Statement in a phone call with Counsel for the Company and Elizabeth Bentzinger, Staff Attorney at the Commission, on March 24, 2016. The Amendment also reflects clarifying or stylistic changes. Financial statements for the Company and other information necessary to complete the Registration Statement have been included in the Amendment. Requests to accelerate the effective date of the Amendment to April 29, 2016 from the Company and the principal underwriter for the Contracts have been filed as correspondence to the Amendment.

The following paragraphs provide the Company’s responses to the Staff’s comments. For the Staff’s convenience, each comment is set forth in full below, followed by the response.

U.S. Securities and Exchange Commission
April 6, 2016

Cover Page

1.	The seventh sentence of the second paragraph following the list of underlying funds on the cover page is somewhat unclear. Please consider revising the subject disclosure.

Response:

The Company has revised the seventh sentence of the second paragraph following the list of underlying funds on the cover page of the prospectus to state as follows: “However, Risk Control Account Value will not decline by more than 10% as a result of Index performance for any one-year period even if Index performance is less than -10%.”

Getting Started- The Accumulation Period (pp. 16-19)

2.	In the “Thirty Day Period to Discontinue Initial Risk Control Accounts” section on page 19 of the prospectus, please clarify the disclosure to reflect whether an allocation would be made to the Holding Account in the case where a single Purchase Payment is made and whether the 30 day period to discontinue the Risk Control Accounts would also apply?

Response:

In response to the Commission Staff comment, the Company has revised the first sentence in the first paragraph under the “Thirty Day Period to Discontinue Initial Risk Control Accounts” section of the prospectus to state as follows: “If at the time the Contract is purchased a portion or all of the initial Purchase Payment, whether consisting of a single payment or multiple payments, is allocated to a Risk Control Account Option(s), the Risk Control Account portion of the initial Purchase Payment will be allocated to the Holding Account before it is transferred to a Risk Control Account.”

Transfers (pp. 24-25)

3.	In the “Transfers” section, please modify the third bullet point to reflect that transfers under the Thirty Day Period to Discontinue Initial Risk Control Account provision involve only transfers from the Risk Control Accounts to the Variable Subaccounts.

Response:

In response to the Commission Staff comment, the Company modified the subject disclosure to state as follows: “From Risk Control Accounts to Variable Subaccounts under the Thirty Day Period to Discontinue Initial Risk Control Account;”.

U.S. Securities and Exchange Commission
April 6, 2016

Cover Page; Access to Your Money (pp. 57-61)

4.	Please add disclosure to the cover page and “Bailout Provision” sections of the prospectus that provides if the Bailout Rate is equal to the Index Rate Cap, the Bailout Rate will not be triggered. In addition, please provide a numerical example using the minimum values for both the Bailout Rate and Index Rate Cap.

Response:

The Company has added the following to the “Bailout Provision” sections of the prospectus: “If the bailout rate equals the Index Cap Rate, you will not be eligible to transfer your Risk Control Account Value under the bailout provision. For example, if the bailout rate for the Secure Account is set at 1.00% and the Index Rate Cap for the Secure Account is set at 1.00%, you would not be eligible to transfer under the bailout provision.” The Company notes that the minimum Index Cap Rate for both the Secure Account and Growth Account is 1.00%, and the minimum bailout rates are 1.00% and 1.50% for the Secure Account and the Growth Account, respectively. The Company plans to set the initial bailout rates above the minimum Index Cap Rate to at least 1.50% and 2.00% for the Secure Account and the Growth Account, respectively.

In a discussion between Counsel for the Company and the Commission Staff on March 30, 2016, the Staff agreed not to require that the subject disclosure be added to the cover page of the prospectus.

Risk Control Account Option (pp. 41-54)

5.	In the examples under the “Risk Control Account Option” section of the prospectus, please modify the disclosure in “Step 2: Calculate the Index Rate of Return” to incorporate a parenthetical that identifies a percentage figure for the Index Rate of Return.

Response:

In response to the Commission Staff comment, the Company has added the disclosure requested by the Commission Staff. For example, “Step 2: Calculate the Index Rate of Return” of Example 2 on page 46 of the prospectus now states as follows: “The Index Rate of Return is equal to the Adjusted Index Value divided by the Initial Index Value. For the Secure Account, this is calculated as 1,080 divided by 1,000 which equals 1.08 (8% increase from Initial Index Value). For the Growth Account, this is calculated as 1,180 divided by 1,000 which equals 1.18 (18% increase from Initial Index Value).”

U.S. Securities and Exchange Commission
April 6, 2016

Highlights – How Your Contract Works (pp. 4-9)

6.	Please modify the last sentence of the “Market Value Adjustment” paragraph on page 9 of the prospectus to reflect that the Market Value Adjustment does not apply to transfers from the Holding Account.

Response:

In response to the Commission Staff comment, the Company has modified the subject sentence to state as follows: “The Market Value Adjustment is not assessed upon death, at the time Contract Value is applied to an Income Payout Option, on transfers under the Bailout Provision, on transfers under the Thirty Day Period to Discontinue Initial Risk Control Account provision, or on transfers or amounts withdrawn from the Holding Account.”

*  *  *  *  *

We believe that the Amendment responds to all Commission Staff comments, including the comments identified in this letter as well as prior Commission Staff comments for which responses were filed via EDGAR with the Commission as correspondence to the Registration Statement on March 14, 2016 and January 29, 2016. If you have any questions regarding this letter or the enclosed Amendment, please contact the undersigned at 202-383-0118. We greatly appreciate the Commission Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/Thomas E. Bisset
Thomas E. Bisset

Enclosures
cc:	Ms. Elisabeth Bentzinger
Mr. Ross Hansen
Mr. Steve Roth
Ms. Laura Raden